EXHIBIT 99.2

The U.K.’S Bristol Royal Hospital for Children Selects RADVISION to Deliver Telemedicine Care to Children

High Definition Video Conferencing from RADVISION Helps Cardiologists Care for Kids

Press Release Source: RADVISION, Ltd. On Monday August 15, 2011, 8:30 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that The Bristol Royal Hospital for Children has installed a telemedicine solution from RADVISION as a way to facilitate remote patient consultation in the field of fetal and paediatric cardiology. The new telemedicine system links both Royal Cornwall Hospital and Royal Devon and Exeter Hospital to specialist clinicians at Bristol Royal Children’s Hospital. The result of the new program means faster care for patients in vulnerable situations and leads to better patient outcomes.

Andy Tometzki, Consultant Paediatric and Fetal Cardiologist said, “We are constantly striving to deliver better and more efficient patient care. The RADVISION telecardiology deployment delivers unprecedented, high definition images at both ends. The real-time interaction is an intuitive, natural and easy-to-use experience for both patients and doctors alike, making it easy for me to accurately assess the condition of our patients.”

The ability to deploy high definition voice and video together with collaborative data communication is of paramount importance to meet the standards expected by clinicians today when implementing a telemedicine solution. Dr. Tometzki said he commonly uses the telemedicine consultations after a routine obstetric scan where a possible heart abnormality has been identified. Rapid remote assessment helps reduce the intense anxiety of the family who would otherwise have a stressful and long journey to and from Bristol. This solution is also in line with the new standard set out by the National Review of Congenital Heart Services in the U.K. to support delivery of specialist care closer to home.

"I am able to access tertiary center cardiology expertise easily and efficiently by communicating with the RADVISION equipment at the Children's Hospital in Bristol, thereby avoiding the time delays and inefficiency of a patient's six-hour round trip to Bristol,” commented Rob Holmes, Consultant in Obstetrics and Gynecology and Fetal Medicine at the Royal Cornwall Hospital. “This greatly reduces patient anxiety and streamlines care. An additional benefit is the hands-on training that has enabled me to rapidly develop my knowledge, scanning and counseling skills in this specialized field.”

The Bristol National Health Service (NHS) Trust has linked the three hospitals together with the SCOPIA XT1000 Series video conferencing solution from RADVISION. Within the telemedicine program, doctors are not only reducing costs and saving time, but most importantly, they are providing a better patient experience. The widespread availability of high-speed broadband within the NHS Trusts allows the SCOPIA XT1000 to seamlessly connect via the existing N3 NHS infrastructure, facilitating the exchanges of high quality imagery, data sharing and knowledge transfer between locations.

This is the first phase of the visual communications strategy roll out with RADVISION with further expansion planned in the next six months.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

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